Mail Stop 3561

April 16, 2009

Tammi Shnider
President
Gift Card Digest Corp.
5100 West Copans Road, Suite 810
Margate, FL 33063

> **Re: Gift Card Digest Corp.**
> **Registration Statement on Form S-1, as amended**
> **Filed April 14, 2009**
> **File No. 333-156942**

Dear Ms. Shnider:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-1, as amended

General

1. We note your response to comment one from our letter dated March 24, 2009. We note that National Health Partners Inc. listed a Steve Adelstein as a selling security holder in an SB-2/A filed on January 23, 2006. Further, we note that Medianet Group Technologies, Inc identified a Steve Adelstein in an SB-2/A filed on August 12, 2005 as an owner of 8.6% of the outstanding shares of Medianet Group Technologies. We also note that IBX Group, Inc. identified a Steven Adelstein as a former director of IBX Group, Inc. We also note that Tammi Shnider's name also appeared in the above filings. Please discuss the relationship, if any, that Steve Adelstein and Tammi Shnider had or currently has with these companies. Please identify any other public companies or companies seeking to go public that Steve Adelstein or Tammi Shnider have been involved

in their formation or have held a significant ownership in. In addition, please disclose the status of each company and whether they have any operations or revenue.

Risk Factors, page 6

2. We note your response to comment two from our letter dated March 24, 2009. Please revise page 10 and 11, as appropriate, to make sure you set forth each risk factor under a separate subcaption that adequately describes the risk. For example, it appears that the first paragraph on page 11 discusses a different risk from the discussion on page 10. Please revise or advise.

Exhibits, page II-2

Exhibit 5.1

3. We note your response to comment four from our letter dated March 24, 2009. We note counsel's statement that "In passing upon certain corporate records and documents of the Company …, and we express no opinion thereon." Please delete this qualifying phrase or advise us as to its appropriateness. We also note counsel's statement in its opinion that "As to the various questions of fact material to this opinion, we have relied, to the extent we deemed reasonably appropriate, upon representations of officers or directors of the Company." Please have counsel revise its opinion to include the officer and the material matters of fact upon which counsel relied for its opinion or remove this statement.

Undertakings, page II-3

4. We note your response to comment 5 from our letter dated March 24, 2009. We also note that you removed from this section the undertaking required under Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K. Please include in this section the undertakings required under Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K.


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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director